Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Technologies Inc. Announces RSU Grant

VANCOUVER, BC – February 7, 2025 - Femto Technologies Inc. (Nasdaq:FMTO) (“Femto” or the “Company”), a Femtech pioneer and the creator of Sensera, a feminine wellness product, today announced that as part of the Company’s policy to preserve the human capital employed in the Company, which is the driving force behind the constant activity and development in which the Company has been and continues to be engaged, and in order to deepen the Company’s commitment to its employees, consultants and directors (and vice versa), the Company’s board of directors (the “Board”) has approved the grant, to employees, directors and consultants of the Company, of 188,000 restricted share units (“RSUs”) pursuant to the Company’s restricted share unit plan. The Board’s approval of the grant of RSUs was also based on the recommendation of the Company’s Governance, Nominating and Compensation Committee made on February 5, 2025.

Each RSU entitles the holder to acquire one subordinate voting share of the Company, all of which shares will be subject to a 12-month lock-up. The RSUs vested immediately upon grant.

ABOUT FEMTO TECHNOLOGIES, INC.

Femto Technologies Inc. (Nasdaq: FMTO), previously known as BYND Cannasoft Enterprises Inc., is a public Femtech company, pioneering a transformative change in the sphere of feminine wellness. Its proprietary Smart Release System (SRS) technology is embedded in Sensera, which has been named CES Innovation Awards® 2025 honoree in the AI category. Femto’s SRS technology is driving its R&D activities and product manufacturing for a variety of Femtech products.

The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For more information, please visit www.femtocorp.com and on SEDAR+: www.sedarplus.ca.

ABOUT SENSERA

Sensera is a feminine wellness device on a mission to bridge the gap between feminine pleasure and wellness, providing a holistic self-care experience that adapts to a woman’s changing needs. Sensera utilizes Femto’s proprietary Smart Release System (SRS) technology, including machine learning and AI, to enhance feminine wellness. Sensera is a CES Innovation Awards® 2025 Honorary in the AI category.

For more information on Sensera, please visit www.senserawellness.com and follow us on Instagram, Facebook, and YouTube.

MEDIA CONTACT

For product demonstration and media

Samantha Breen

Opportunity PR (for Sensera)

samantha@opportunitypr.com

+1 949.290.2834

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, timing of the Sensera pre-order and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2023 and annual information form dated April 2, 2024, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.